SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Corporate Events Calendar
2010
07/12/2010
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Director of Investor Relations (CFO)	Name: Marcela Aparecida Drehmer Andrade
E-mail: braskem-ri@braskem.com.br
Phone: (+55 11) 3576-9735 / 3576-9531
Fax: (+55 11) 3576-9532
Responsible for Investor Relations Area (IRO)	Name: Luciana Paulo Ferreira
E-mail: luciana.ferreira@braskem.com.br
Phone: (+55 11) 3576-9531
Fax: (+55 11) 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia Jornal A Tarde (Bahia) Jornal Valor Econômico

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2009
Event	DATE
Accessible to Stockholders	03.03.2010
Publication	03.04.2010
Submission to BM&FBOVESPA	03.03.2010

Standardized Financial Statement (DFP), as of 12/31/2009
EVENT	DATE
Submission to BM&FBOVESPA	03.03.2010

Annual Financial Statement, in 20F Form, as of 12/31/2009
EVENT	DATE
Submission to BM&FBOVESPA	06.01.2010

Reference Form, as of 12/31/2009
EVENT	DATE
Submission to BM&FBOVESPA	06.30.2010

Quarterly Financial Statements – ITR

EVENT - Submission to BM&FBOVESPA	DATE
Referring to 1st quarter 2010	05.14.2010
Referring to 2nd quarter 2010	08.10.2010
Referring to 3rd quarter 2010	11.11.2010

Quarterly Information in English

EVENT – Submission to BM&FBOVESPA	DATE
Referring to 1st quarter 2010	05.21.2010
Referring to 2nd quarter 2010	08.17.2010
Referring to 3rd quarter 2010	11.18.2010

1

Ordinary Shareholders Meeting

EVENT	DATE
Publication of the Call Notice	04.15.2010
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	04.15.2010
Ordinary and Extraordinary Shareholders Meeting (1st Call Notice)	04.30.2010
Submission of the Minutes of the Ordinary and Extraordinary Shareholders Meeting to BM&FBOVESPA	04.30.2010

Extraordinary Shareholders Meeting

EVENT	DATE
Publication of the Call Notice of ESM 02.25.2010	02.08.2010
Submission of the Call Notice of ESM 02.25.2010 o BM&FBOVESPA accompanied by the Administrative Proposal, when available	02.08.2010
Extraordinary Shareholders Meeting (1st Call Notice) 02.25.2010	02.25.2010
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	02.25.2010
Publication of the Call Notice of ESM 06.18.2010	06.01.2010
Submission of the Call Notice of ESM 06.18.2010 o BM&FBOVESPA accompanied by the Administrative Proposal, when available	06.01.2010
Extraordinary Shareholders Meeting (1st Call Notice) 06.18.2010	06.18.2010
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	06.18.2010

Meetings with Analysts, open to the Public

EVENT – (BR ET)	DATE
Meetings with analysts in São Paulo / SP	03.09.2010
Meetings with analysts in Rio de Janeiro / RJ	03.12.2010
Meetings with analysts in Porto Alegre / RS	03.15.2010
Meetings with analysts in São Paulo / SP	05.17.2010
Meetings with analysts in São Paulo / SP	08.13.2010
Meetings with analysts in São Paulo / SP	11.12.2010

Conference Call (optional)

EVENT	DATE
2009 National and International Conference Call	03.04.2010
1st quarter 2010 National and International Conference Call	05.14.2010
2nd quarter 2010 National and International Conference Call	08.11.2010
3rd quarter 2010 National and International Conference Call	11.11.2010

2

Board of Directors Meeting

EVENT	DATE
Acquisition of Petrochemical Assets and dismissal of executive office member	01.22.2010
Acquisition of Sunoco Chemicals	01.29.2010
Increase of the Company’s Authorized Capital Limit; Ethylic Alcohol Purchase and Sale Agreement; Caustic Soda Supply Agreement and Code of Conduct	02.04.2010
Petroleum and Condensed Purchase and Sale Agreement and/or Industrialization Agreement; Ethanol Drying Unit (Unidade Secadora de Etanol)	02.09.2010
Formation of a joint venture between Braskem S.A. and Idesa S.A. for the development and execution of an integrated petrochemical project in Mexico (“Joint Venture”)	02.18.2010
Referring to Fiscal Year 2009	03.02.2010
Braskem Capital Increase	03.03.2010
Financial Transaction and Granting of Guarantee in favor of Quattor Participações S/A, Replacement of the Mortgage Guarantee, End of Investment to Increase the Raw Material Storage Capacity at the Basic Petrochemicals Unit (UNIB)	03.31.2010
Partial Ratification of the Capital Increase	04.14.2010
Contracting of Independent Auditors, Issuance of Debt Securities in the International Market, Review of the Action Program (“PA”) of the Corporate Leader.	04.15.2010
Investment for the construction of the MVC and PVC new plant in Alagoas	05.06.2010
Referring to 1st quarter 2010	05.13.2010
Merger of Shares of Quattor Participações S/A (“Quattor”) into Braskem S/A, Renewal of Quattor’s Operational Risks Policy, Renewal of Quattor’s Operational Risks Policy, Update on SUAPE, Braskem Sustainability Strategy.	06.01.2010
Referring to 2nd quarter 2010	08.09.2010
Referring to 3rd quarter 2010	11.10.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 01.22.2010	01.22.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 01.29.2010	02.01.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 02.04.2010	02.04.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 02.09.2010	02.09.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 02.18.2010	02.18.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA Year 2009	03.02.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 03.03.2010	03.03.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 03.31.2010	03.31.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 04.14.2010	04.14.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 04.15.2010	04.15.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 05.06.2010	05.06.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA 1Q10	05.13.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA/ 06.01.2010	06.01.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA 2Q10	08.09.2010
Submission of the Minutes of the Board of Directors Meeting to BM&FBOVESPA 3Q10	11.10.2010

3

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.